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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
THERETO FILED PURSUANT TO 13d-2(b)	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response. . . 14.9
MACROPORE, INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
U55396

(CUSIP Number)
December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        /x/      Rule 13d-1(d)

CUSIP No. U55396	13G	Page 2 of 5

NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON (ENTITIES ONLY)
Christopher J. Calhoun

CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/ /
OF A GROUP*	(b)	/ /

SEC USE ONLY

CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		SOLE VOTING POWER
872,916

SHARED VOTING POWER
0

SOLE DISPOSITIVE POWER
872,916

SHARED DISPOSITIVE POWER
0

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
872,916[1]

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.7%

TYPE OF REPORTING PERSON
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Includes 600,000 shares held of record by TTMC Investments, Inc., and Mr. Calhoun has sole voting and investment power with respect to the shares of the Company's common stock held by TTMC Investments, Inc. Mr. Calhoun disclaims beneficial ownership of these securities, except to the extent he has a pecuniary interest in the securities, and this report shall not be deemed an admission that Mr. Calhoun is the beneficial owner of such securities for any other purpose.

CUSIP No. U55396	13G	Page 3 of 5

Item 1.

(a).	Name of Issuer:
MACROPORE, INC.

(b).	Address of Issuer's Principal Executive Offices:
6740 Top Gun Street San Diego, CA 92121

Item 2.

(a).	Name of Person Filing:

(b).	Address of Principal Business Office or, if None, Residence:
6740 Top Gun Street San Diego, CA 92121

(c).	Citizenship:
U.S.A

(d).	Title of Class of Securities:
Common Stock

(e).	CUSIP Number:
U55396

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check whether the Person Filing is:
(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	/ /	Bank as defined in Section 3(a) (6) of the Exchange Act;
(c)	/ /	Insurance company as defined in Section 3(a) (19) of the Exchange Act;
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act;
(e)	/ /	An investment adviser in accordance with Rule 13-d-1(b) (1) (ii) (E);
(f)	/ /	An Employee benefit plan or endowment fund in accordance with Rule 13-d-1(b) (1) (ii) (F);
(g)	/ /	A parent holding company or control person in accordance with Rule 13-d-1(b) (1) (ii) (G);
(h)	/ /	A Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	/ /	Group, in accordance with Rule 13-d-1(b) (1) (ii) (J);

CUSIP No. U55396	13G	Page 4 of 5

Item 4. Ownership.

(a)	Amount beneficially owned:
872,916

(b)	Percent of class:
5.7%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:
872,916

	(ii)	Shared power to vote or to direct the vote:
0

	(iii)	Sole power to dispose or to direct the disposition of:
872,916

	(iv)	Shared power to dispose or to direct the disposition of:
0

Item 5. Ownership of Five Percent or Less of a Class.

        N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        N/A

Item 8. Identification and Classification of Members of the Group.

        N/A

Item 9. Notice of Dissolution of Group.

        N/A

Item 10. Certifications.

        N/A

CUSIP No. U55396	13G	Page 5 of 5

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 21, 2002	By:	/s/ CHRISTOPHER J. CALHOUN

Name: Christopher J. Calhoun

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SIGNATURE